EXHIBIT 99.1

Lombard Medical Expands European Launch of its New Altura® Endograft System

Multiple Patients Successfully Treated with Altura in the Netherlands and Spain

IRVINE, Calif., July 06, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that it had expanded the European launch of its revolutionary new Altura® Endovascular stent graft system to the Netherlands and Spain.  On July 4, 2016, Professor Clark J. Zeebregts, Dr. Paul M. van Schaik and Dr. Ignace F. Tielliu, all consultant vascular surgeons, successfully completed three Altura procedures at the University Medical Center Groningen in the Netherlands.  In addition, on June 30, 2016, Dr. Nilo J. Mosquera, Head of the Department of Angiology and Surgery, Complexo Hospitalario Universitario, successfully completed the first Altura procedure in Ourense, Spain.

"After successfully completing three Altura procedures in one day, we found the device to be intuitive and simple to use. The removal of the cannulation step required for other systems is a nice feature that will enable us to predict consistent procedure times and ultimately reduce physician and patient X-ray exposure,” said Professor Zeebregts.

Dr. van Schaik added, "We have a large and diverse EVAR practice, and we can see Altura becoming our 'go to' endovascular stent graft as we gain more clinical experience over the coming months.”

“We are honored to be the first center in Spain to complete an Altura EVAR procedure,” said Dr. Mosquera. “We found the new Altura stent graft easy to use, with a minimal amount of steps required to implant the stent graft.  We were especially impressed with the 14F ultra-low profile design and the elimination of the gate cannulation step which can be a real procedural time saver.”

“We’ve been very encouraged by our momentum since launching Altura in the UK and Germany in late February, and we’re delighted to be expanding the rollout into the Netherlands and Spain,” said CEO Simon Hubbert.  “We believe our new Altura stent graft delivers multiple advantages for the treatment of patients with more routine AAA anatomy, and we look forward to further expansion of the Altura launch throughout Europe in the weeks and months to come.”

About Altura Endograft System
The Altura system represents a paradigm shift in endograft design that offers a simple and predictable treatment option for standard AAA anatomy.  Delivered via an ultra-low profile 14F catheter, Altura allows for repositioning during deployment and accurate graft placement at each renal artery enabling physicians to utilize all of the available aortic neck.  It also eliminates the need for cannulation that results in a simple, safe and consistent deployment with predictable, shorter procedure times. With just six product sizes, the Altura system allows the majority of patients who present for EVAR repair to be treated quickly with minimal hospital stay and recovery times.

The Altura system received CE Mark in 2015.  Lombard launched the device in the UK and Germany in February 2016 with a broader international rollout currently underway.  In the U.S., Lombard intends to file for an IDE (Investigational Device Exemption) from the FDA in the summer of 2016 with the intent to begin recruitment for a U.S. clinical study in H1, 2017.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix®, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura was launched in the UK and Germany in February 2016 with a broader international rollout currently underway.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:
Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer
Tel: 949 379 3750 / +44(0)1235 750 800
William J. Kullback, Chief Financial Officer
Tel: 949 748 6764